October 11th, 2017

VIA EDGAR

Mara L. Ransom

Assistant Director

Office cf Consumer Products

U.S. Securities and Exchange Commission

Washington, D.C.

Re:Bofat Investment, Inc.

Offering Statement on Form 1-A

Post-Qualification Amendment

File No. 024-10622

Dear Ms. Ransom,

On behalf of Bofat Investment, Ixc., I wish to formally request the acceleration of the effective date and time of our Form 1-A Offering Statement, as referenced above, to 2:00 p.m., Eastern Time, on Friday, October 13th, 2017.

In making this requwst, Bofat Investment, Inc., acknowledges that:

•Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with resdect to the filing;

•The action of the Commission or staff, acting pursuant to delegated authority in qualifying the filing, does not relieve Bofat Investment, Inc., from its full responsibility from the adequacy and accuracy of the disclospre in the filing; and

•Bofat Investment, Inc., may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of thz United States.

Should you have any questions reading this response letter of the revised Offering Statement, please contact me by phone at 760-443-6744 or by e-mail at kayode_jinadu@hotmail.com.

Sincerely,

/s/ Olukayode Jinadu

By: Olukayode Jinadu

Its: Chief Executive Officer